Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2008	2009	2010	(a)	2011	(b)	2012
Earnings available for fixed charges, as defined:
Net income (loss) attributable to Ameren Corporation	$605,189	$612,313	$138,678		$518,945		$(974,014)
Net income (loss) attributable to noncontrolling interest	28,422	2,007	3,366		1,061		(6,898)
Tax expense (benefit) based on income (loss)	326,736	332,128	325,320		310,110		(680,072)
Fixed charges excluding capitalized interest and preferred stock dividends tax adjustment (c)	477,090	552,547	542,676		492,058		478,998
Amortization of capitalized interest	2,912	3,301	3,484		3,544		3,435
Earnings available for fixed charges, as defined	$1,440,349	$1,502,296	$1,013,524		$1,325,718		$(1,178,551)
Fixed charges, as defined:
Interest expense on short-term and long-term debt (c)	$440,507	$509,407	$502,032		$456,724		$440,590
Capitalized interest (d)	19,796	12,798	5,852		2,920		13,069
Estimated interest cost within rental expense	6,510	8,341	8,593		8,196		8,039
Amortization of net debt premium, discount, and expenses	19,716	24,925	23,773		21,110		23,926
Subsidiary preferred stock dividends	10,357	9,874	8,278		6,028		6,443
Adjust preferred stock dividends to pretax basis	5,497	5,271	4,753		3,561		4,529
Total fixed charges, as defined	$502,383	$570,616	$553,281		$498,539		$496,596
Consolidated ratio of earnings to fixed charges	2.87	2.63	1.83		2.66		—	(e)

(a)
In 2010, Ameren Corporation recorded a goodwill and other impairment charge of $589 million. See Note 17 - Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.

(b)
In 2011, Ameren Corporation recorded a charge to earnings of $125 million related to a loss on regulatory disallowance, charges related to the closure of two energy centers, and asset impairments. See Note 17 - Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.

(c)	Includes interest expense related to uncertain tax positions.

(d)	Excludes allowance for funds used during construction.

(e)
Earnings are inadequate to cover fixed charges by $1,179 million for the twelve months ended December 31, 2012. In 2012, Ameren Corporation recorded an asset impairment charge of $2,578 million. Ameren recorded impairments of Merchant Generation's long-lived assets resulting from Ameren's determination in December 2012 that it intends to, and it is probable that it will, exit its Merchant Generation Segment before the end of the previously useful lives of that business segment's long-lived assets, coupled with a sharp decline in the market price for power in the first quarter of 2012. See Note 17 - Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.